Exhibit 16.1

June 13, 2017

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Business Development Corporation of America (the “Company”) and, under the date of March 16, 2017, we reported on the consolidated financial statements of the Company as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016. On June 9, 2017, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 13, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with (i) the Company’s statement that the change was approved by the Audit Committee and (ii) the Company’s statements made in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP